UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[ ]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number 0-9756

The Riggs Bank N.A. 401 (k) Plan

(Full title of the Plan)

800 17th Street, N.W., Washington, D.C. 20006

(Address of the Plan)                 (Zip Code)

RIGGS NATIONAL CORPORATION

(Name of issuer of the securities held pursuant to the Plan)

1503 Pennsylvania Avenue, N.W., Washington, D.C., 20005

(Address of principal executive offices) )            (Zip Code)

Financial Statements and Exhibits

(a)	1) Financial statements and supplemental schedules as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002, prepared in accordance with financial reporting requirements of ERISA.

Beginning on page 3 of this document.

(b)	Exhibits

The following exhibits are furnished to this Form 11-K:

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Riggs Bank N.A. 401 (k) Plan

Date: June 28, 2004

/s/ William A. Craig
William A. Craig
Divisional Senior Vice President, Human Resources

RIGGS BANK N.A. 401(k) PLAN

Financial Statements

and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

RIGGS BANK N.A. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Administrative Committee

Riggs Bank N.A. 401(k) Plan:

We have audited the accompanying statements of assets available for benefits of the Riggs Bank N.A. 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Riggs Bank N.A. 401(k) Plan as of December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 11, 2004

RIGGS BANK N.A. 401(k) PLAN

Statements of Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments (note 3)	$37,484,312	26,012,793
Contributions receivable:
Employer contributions	—	100,199
Employee contributions	—	142,067

Total contributions receivable	—	242,266

Assets available for benefits	$37,484,312	26,255,059

See accompanying notes to financial statements.

RIGGS BANK N.A. 401(k) PLAN

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions to (reductions from) assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 3)	$4,909,271	(3,757,474)
Interest and dividend income	302,665	227,619
Interest income on participant loans	41,446	47,207

	5,253,382	(3,482,648)

Contributions:
Employer	3,516,998	3,291,552
Participants	5,190,851	4,879,758
Rollovers	178,483	62,348

	8,886,332	8,233,658

Total additions	14,139,714	4,751,010
Deductions from assets attributed to:
Distributions to and withdrawals by participants	2,861,777	1,992,880
Administrative expenses	48,684	26,987

Total deductions	2,910,461	2,019,867

Net increase	11,229,253	2,731,143
Assets available for benefits:
Beginning of year	26,255,059	23,523,916

End of year	$37,484,312	26,255,059

See accompanying notes to financial statements.

RIGGS BANK N.A. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the Riggs Bank N.A. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document or Summary Plan Description (SPD) for a more complete description of the Plan’s provisions.

The Plan was established effective October 1, 1993 to provide eligible employees the ability to defer a portion of their salary for federal income tax purposes.

The Plan is available to employees of Riggs Bank N.A, (the Company), its parent company Riggs National Corporation, and the employees of J. Bush & Co. Inc. Employees who are regularly scheduled to work 20 or more hours per week are eligible to participate in the Plan the first of the month after completing two full calendar months of employment and attaining age 21. An employee who is not regularly scheduled to work more than 20 hours a week will be eligible to participate in the Plan after completing 1,000 hours of eligibility service in a plan year. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Unless participants elect otherwise when they first become eligible to contribute to the Plan, they are automatically enrolled and contribute 3 percent of their eligible salary to the Plan.

The Plan has been amended effective January 1, 2003 with the following provisions:

•	The definition of Eligible Compensation was changed from base pay to all W-2 earnings, with the exception of severance payments, relocation expenses, tuition reimbursement, imputed income and all compensation paid in the form of Company stock.

•	The reference to section 402(c)(5) of the Internal Revenue Code in “Rollover Amount” set forth under Paragraph A of Section Two of the plan is deleted and replace with Section 402(c)(4) of the Internal Revenue Code.

•	Participants may elect to suspend their payroll reductions and will be suspended effective as soon as administratively feasible. The suspension will remain in effect until the first full pay period following the election by the participant to recommence reduction contributions.

•	Any non vested amounts which are forfeited may at the discretion of the Plan Administrator be added to the account balances of participants in order to reconcile any discrepancies arising as a result of a conversion from one third party administrator to another third party administrator.

•	Minimum Distribution Requirements - All distributions under the Plan made for the calendar years beginning on or after January 1, 2003 shall be made in accordance with the requirements of Section 401(a)(9) of the Internal Revenue Code and the final regulations issued hereunder.

(Continued)

RIGGS BANK N.A. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

The Plan also provides for employer matching contributions. At this time, the Company contributes, as a matching contribution, an amount equal to 100% of the first 6% that an employee defers, up to an amount not to exceed 6% of an employee’s eligible compensation. Participants direct the investment of their and the Company’s contributions into various investment options offered by the Plan.

The Plan also allows for employer discretionary contributions, at the discretion of the Board of Directors, of up to 2 percent of employee compensation. The discretionary contribution is allocated to participants without regard to their contributions. Participants that terminate service before the end of the Plan year are not eligible to receive discretionary employer contributions, if made. There were no discretionary contributions for the 2003 or 2002 plan years.

Participants vest at a rate of 20 percent per year of service with the Company for employer contributions and related accumulated earnings. Participants are 100 percent vested in their own contributions and related accumulated earnings at all times. Vesting of employer contributions occurs at the end of the first year of employee service, and each calendar year thereafter during which the employee completes 1,000 hours of service. Upon termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the participant’s vested balance in their account. If the vested balance is $5,000 or less, an automatic distribution of the vested balance will be made.

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 or (b) 50 percent of the total amount of their vested account balance at the time of the loan minus the highest outstanding loan balance at any time within the last 12 months. The loans are secured by the vested balance in the participant’s account. The rate of interest on an individual loan is equal to the prime rate as reported in the Wall Street Journal on the first day of the quarter in which the loan is withdrawn plus one percent. The repayment period for the loan cannot exceed five years and, at the time of the loan request, the participant must not have any outstanding loans under this Plan. Principal and interest is repaid on the loan through payroll deduction. Only one outstanding loan is permitted at all times.

Hardship withdrawals are also permitted by the Plan and are administered under the safe harbor provisions.

On termination of service due to death, disability, or retirement, a participant will be eligible to receive a lump-sum payment equal to the full value of the participant’s 401(k) Plan account. For termination of service for other reasons, a participant may receive the full value of the participant’s pre-tax contributions to the 401(k) Plan, the full value of the participant’s rollover contributions (if any), and the vested portion of the participant’s matching and profit sharing contribution (if any), as well as the earnings associated with the aforementioned contributions.

Certain of the administrative expenses of the Plan are paid by Riggs Bank N.A. As of December 31, 2003 and 2002, forfeited non-vested accounts available to reduce future employer contributions totaled $22,058 and $75,691, respectively. Forfeited non-vested accounts used to offset employer matching contributions during 2003 and 2002 were $75,000 and $91,738, respectively.

CIGNA Retirement & Investment Services has been appointed the recordkeeper of the Plan effective October 1, 2003 and CIGNA Bank & Trust Company, FSB has been appointed as the successor trustee for the Plan effective October 1, 2003.

(Continued)

RIGGS BANK N.A. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

(b)	Valuation of Investments and Investment Income

Investments of the Plan are stated at fair value, as reported by the Trustee through reference to published market data, based on quoted market prices on the last business day of the Plan year. Interest income is recorded on the accrual method. Dividends are reinvested in additional shares that are recorded at fair value. In computing realized gains or losses on sale of securities, cost is determined on the basis of average cost. Security transactions are accounted for on the date the securities are purchased or sold (trade-date basis). Loans to participants are valued at cost, which approximates fair value.

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

(c)	Use of Estimates

The preparation of the financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d)	Payment of Benefits

Benefits are recorded when paid.

(Continued)

RIGGS BANK N.A. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(3)	Investments

The following table presents the fair value of investments that represents 5% or more of the Plan’s assets at each respective year-end.

	December 31
	2003	2002
Janus Growth & Income Fund	$2,157,697	*1,250,526
Federated Kaufman Fund A	5,352,674	—
Federated Capital Appreciation Fund	4,439,312	—
Federated Total Return Fund	2,783,267	—
Federated Auto Cash Fund	8,408,082	—
Oakmark Equity & Income Fund	1,907,979	—
Times Square S&P Index Fund	2,922,210	—
Riggs Prime Money Market Fund (1)	—	5,465,309
Riggs U.S. Treasury Money Market Fund (1)	—	1,918,679
Riggs U.S. Government Securities Fund (1)	—	2,621,328
Riggs Stock Fund (1)	—	3,238,137
Riggs Small Company Stock Fund (1)	—	2,248,777
Federated Max-Cap Fund	—	1,848,842
Riggs National Corporation Common Stock Fund (1)	*1,582,831	1,327,424

Total	$29,554,052	19,919,022

(1)	Party-in-interest

*	Balance does not represent 5% or more of Plan assets and is included for purposes of comparability.
During 2003 and 2002, the Plan’s investments (including investments purchased or sold, as well as those held at the end of the year) appreciated (depreciated) in fair value by $4,909,271 and ($3,757,474), respectively, as follows:

	2003	2002
Common stock	$129,549	171,184
Mutual funds	4,779,722	(3,928,658)

Total	$4,909,271	(3,757,474)

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(Continued)

RIGGS BANK N.A. 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(5)	Related-Party Transactions

Through September 30, 2003, Riggs Bank N.A. was the trustee of the Plan. The Riggs National Corporation Common Stock Fund is a fund invested in securities issued by the Company’s parent, Riggs National Corporation. Therefore, transactions with Riggs Bank N.A. qualify as party-in-interest transactions.

(6)	Income Tax Status

The Internal Revenue Service has determined, and informed the Company by a letter dated March 20, 2003, that the Riggs Bank N.A. 401(k) Plan as amended and restated generally effective January 1, 2001 and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan’s financial statement. The Compensation Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2003	2002
Assets available for benefits per the financial statements	$37,484,312	26,255,059
Amounts allocated to withdrawing participants	—	(217,566)

Assets available for benefits reported in the Form 5500	$37,484,312	26,037,493

The following is a reconciliation of distributions to and withdrawals by participants per the financial statements to the Form 5500:

	Year ended December 31
	2003	2002
Distributions to and withdrawals by participants per the financial statements	$2,861,777	1,992,880
Amounts allocated to withdrawing participants at December 31, 2002	(217,566)	217,566
Amounts allocated to withdrawing participants at December 31, 2001	—	(130,104)

Distributions to and withdrawals by participants reported in the Form 5500	$2,644,211	2,080,342

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Schedule I

RIGGS BANK N.A. 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

	Description of investment
Identity of issuer, borrower,	including maturity date, rate
lessor, or similar party	of interest, par, or maturity value	Current value
Federated Funds:
Federated Kaufmann Fund A	Shares in registered investment companies	$5,352,674
Federated Capital Appreciation Fund	Shares in registered investment companies	4,439,312
Federated Total Return Fund	Shares in registered investment companies	2,783,267
Federated Auto Cash Fund	Shares in registered investment companies	8,408,082
Times Square Funds:
TSCM Enhanced Bond Index Fund	Shares in registered investment companies	427,318
S&P Index Fund	Shares in registered investment companies	2,922,210
Small Cap Growth Fund	Shares in registered investment companies	1,311,194
Invesco Sector Funds, Inc.:
Health Sciences Fund	Shares in registered investment companies	1,242,788
Technology Fund-Class II	Shares in registered investment companies	1,664,352
*Riggs National Corporation Common Stock Fund	Common Stock of Riggs National Corporation and short-term investments	1,582,831
International Growth Artisan Fund	Shares in registered investment companies	1,309,508
Oppenheimer Capital Appreciation Fund	Shares in registered investment companies	11,474
Janus Growth & Income Fund	Shares in registered investment companies	2,157,697
Large Cap Value/Barrow Hanley	Shares in registered investment companies	558,696
Oakmark Equity & Income Fund	Shares in registered investment companies	1,907,979
Small Value/Perk Wolf McDonnel Fund	Shares in registered investment companies	29,481
Guaranteed Income Fund	Shares in registered investment companies	523,281
Cohen & Steers Equity Income Fund	Shares in registered investment companies	70,603
Templeton Foreign Fund	Shares in registered investment companies	76,594
Core Plus PIMCO Fund	Shares in registered investment companies	99
Participant Loans	197 loans with interest rates from 5.00% to 10.50%, payments due monthly with last installment due through 2009, outstanding principal balance	704,872

Total assets (held at end of year)		$37,484,312

*Party-in-interest

See accompanying report of independent registered public accounting firm.